SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 29, 2003

Hurricane Hydrocarbons Ltd. (Translation of registrant’s name into English)

140-4th Avenue SW, #1460, Calgary Alberta, Canada T2P 3N3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form 20-F |_| Form 40-F |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Hurricane Hydrocarbons Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 29, 2003 Hurricane Hydrocarbons Ltd.

By: /s/ Ihor Wasylkiw Ihor Wasylkiw Vice President Investor Relations